

082-03759

MINDEN GROSS LLP
BARRISTERS & SOLICITORS
145 KING STREET WEST, SUITE 2200
TORONTO, ON, CANADA M5H 4G2
TEL 416.362.3711 FAX 416.864.9223
www.mindengross.com

RECEIVED
2008 MAR 19 A 11:31
CORPORATE FINANCE

DIRECT DIAL 416-369-4158
E-MAIL yadler@mindengross.com
FILE NUMBER 4059874

February 29, 2008




08001370

Office of Inter Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549
Mail Stop Room 3628

SUPPL

Attention: Elliot Staffin

Dear Sirs:

Re: Theralase Technologies Inc. (formerly known as Inter Star Mining Group Inc.) ("Theralase")

Thank you very much for taking the time to speak to me today and on December 20, 2007 regarding Theralase's status with the United States Securities and Exchange Commission ("**SEC**").

I confirm that you informed me that Theralase used to have the benefit of the SEC Exemption Rule 12g 3-2 (b). However such exemption was not renewed over the previous years nor does Theralase wish to renew the exemption at this time. I, therefore, further confirm that Theralase is not required to file any forms with respect to the lapse of the above-mentioned exemption nor is Theralase required to file any of its financial statements, material changes or press releases etc. with the SEC.

Thank you very much for your help in this matter.

Yours truly,

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

MINDEN GROSS LLP

Per:

Yosef S. Adler
YSA/liz

#1318858 v1 | 4059874

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